GUARANTY

     GUARANTY, dated as of August 18, 2014 made by each of the undersigned (each a "Guarantor", and collectively, the "Guarantors"), in favor of the "Buyers" (as defined below) party to the Securities Purchase Agreement referenced below.

W I T N E S S E T H :

     WHEREAS, Banro Corporation, a company organized under the federal laws of Canada (the "Company"), and each party listed as a "Buyer" on the Schedule of Buyers attached to the Securities Purchase Agreement (each a "Buyer", and collectively, the "Buyers"), are parties to that certain Securities Purchase Agreement, dated as of August 18, 2014 (as amended, restated, supplemented or otherwise modified from time to time, the "Securities Purchase Agreement") pursuant to which, among other things, the Buyers shall purchase from the Company certain Parity Notes and certain Priority Notes (each as defined in the Securities Purchase Agreement) (as amended, restated, supplemented or otherwise modified from time to time, collectively, the "Notes");

     WHEREAS, the Buyers have requested, and the Guarantors have agreed, that the Guarantors shall execute and deliver to the Buyers, a guaranty guaranteeing all of the obligations of the Company under the Securities Purchase Agreement, the Notes, the Collateral Documents (as hereinafter defined) and the other "Transaction Documents" (as defined in the Securities Purchase Agreement) (collectively, the "Transaction Documents");

     WHEREAS, the Company issued 10% senior secured notes due 2017 under an indenture dated as of March 2, 2012 (as may be amended, restated, modified or supplemented from time to time, the "Indenture") among the Company, the guarantors named on the signature page thereto, and Equity Financial Trust Company as trustee and collateral agent.

     WHEREAS, in connection with the transactions pursuant to the Indenture, the Company entered into a collateral trust agreement dated as of March 2, 2012 (as may be amended, restated, modified or supplemented from time to time the "Collateral Trust Agreement") among the Company, the initial guarantors named on the signature pages thereto, and Equity Financial Trust Company, as indenture trustee and collateral agent (in such capacity, and as such capacity is further broadened in the Collateral Trust Agreement, the "Collateral Agent").

     WHEREAS, the Collateral Trust Agreement sets forth the terms on which each Parity Lien Secured Party and each future Priority Lien Secured Party (as such terms are defined therein) appoint the Collateral Agent to act as the trustee for the present and future holders of the Parity Lien Obligations and Priority Lien Obligations (as such terms are defined therein), respectively, to receive, hold, maintain, administer and distribute any collateral delivered to the Collateral Agent and to enforce the collateral documents described in Schedule 1 (such documents set forth in Schedule 1, as may be updated from time to time, are collectively, the "Collateral Documents") and granted in favor of the Collateral Agent.

     WHEREAS, upon compliance with the procedures set forth in Section 3.8 of the Collateral Trust Agreement, including the execution by the Priority Debt Representative (as defined in the Securities Purchase Agreement) of the collateral trust joinder in the form attached to the Collateral Trust Agreement and to the Securities Purchase Agreement as Exhibit H (the "Priority Joinder"), the Initial Priority Notes and the Additional Priority Notes (each as defined in the Securities Purchase Agreement) will be designated as Priority Lien Debt (as such term is defined in the Collateral Trust Agreement) creating Priority Lien Obligations, will rank senior to all outstanding and future indebtedness of the Company and its Subsidiaries (as defined in the Securities Purchase Agreement), including the Parity Lien Debt (as such term is defined in the Collateral Trust Agreement), and will be secured by a Priority Lien (as such term is defined in the Collateral Trust Agreement) on a pari passu basis with all previously existing Priority Lien Debt, in all of the current and future assets of the Company and its direct and indirect Subsidiaries, currently formed or formed in the future, as evidenced by the Collateral Documents.

     WHEREAS, upon compliance with the procedures set forth in Section 3.8 of the Collateral Trust Agreement, including the execution by the Parity Debt Representative (as defined in the Securities Purchase Agreement) of the collateral trust joinder in the form attached to the Collateral Trust Agreement and to the Securities Purchase Agreement as Exhibit I (the "Parity Joinder" and together with the Priority Joinder, the "Joinders"), the Initial Parity Notes will be Parity Lien Debt (as such term is defined in the Collateral Trust Agreement) creating Parity Lien Obligations, will rank senior to all outstanding and future indebtedness of the Company and its Subsidiaries other than the Priority Lien Debt, and will be secured by a Parity Lien (as such term is defined in the Collateral Trust Agreement) on a pari passu basis with all previously existing Parity Lien Debt, in all of the current and future assets of the Company and its direct and indirect Subsidiaries, currently formed or formed in the future, as evidenced by the Collateral Documents.

     WHEREAS, each Guarantor confirms that (a) the Company is the sole holder of all of the issued and outstanding common shares of Banro Group (Barbados) Limited solely entitled to exercise voting rights to elect a majority of the directors of Banro Group (Barbados) Limited, and (b) Banro Group (Barbados) Limited is the sole holder of all of the issued and outstanding shares of each of Banro Congo (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited, Twangiza (Barbados) Limited and Kamituga (Barbados) Limited (each, a "Second Tier Barbados Guarantor" and collectively, the "Second Tier Barbados Guarantors") and Banro Group (Barbados) Limited is solely entitled to exercise voting rights to elect a majority of the directors of each of such Second Tier Barbados Guarantors, and as such each Second Tier Barbados Guarantor is directly or indirectly controlled by the Company (within the meaning of the Companies Act (Barbados)), and directly or indirectly a wholly-owned subsidiary of the Company;

     WHEREAS, each Guarantor confirms further that the Company’s obligations under the Notes and the other Transaction Documents incurred in respect of satisfying payment obligations (on a consolidated basis), incurred and to be incurred on behalf of each of the Guarantors;

     WHEREAS, each Guarantor has determined that the execution, delivery and performance of this Guaranty directly benefits, and is in the best interest of, such Guarantor;

     NOW, THEREFORE, in consideration of the premises and the agreements herein and for other consideration, the sufficiency of which is hereby acknowledged, each Guarantor hereby agrees with each Buyer as follows:

     SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes. All terms used in this Guaranty, which are defined in the Securities Purchase Agreement or the Notes and not otherwise defined herein, shall have the same meanings herein as set forth therein.

     SECTION 2. Guaranty. The Guarantors, jointly and severally, hereby unconditionally and irrevocably, guaranty to the Collateral Agent, for the benefit of the Buyers (a) the punctual payment, present or future, direct or indirect, absolute or contingent, as and when due and payable, by stated maturity or otherwise, of all obligations and any other amounts now or hereafter owing by the Company in respect of the Securities Purchase Agreement, the Notes, the Collateral Documents and the other Transaction Documents, and the transactions contemplated thereby, including, without limitation, all interest that accrues after the commencement of any proceeding commenced by or against any the Company or any Guarantor under any provision of the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or the Bankruptcy Code (Chapter 11 of Title 11 of the United States Code) or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief (an "Insolvency Proceeding"), whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such Insolvency Proceeding, and all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Transaction Documents, and any and all expenses (including reasonable counsel fees and expenses) reasonably incurred by the Buyers or the Collateral Agent in enforcing any rights under this Guaranty (such obligations, to the extent not paid by the Company, being the "Guaranteed Obligations") and (b) the punctual and faithful performance, keeping, observance and fulfillment by the Company of all of the agreements, conditions, covenants and obligations of the Company contained in the Securities Purchase Agreement, the Notes, the Collateral Documents and the other Transaction Documents and the transactions contemplated thereby. Without limiting the generality of the foregoing, each Guarantor's liability hereunder shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Buyers under the Securities Purchase Agreement and the Notes but for the fact that they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Guarantor or the Company (each, a "Transaction Party").

     In the event that under any applicable law (including a law, rule or regulation (a) limiting or restricting the giving by a Guarantor of financial assistance by way of guarantee to the Company, (b) relating to fraudulent conveyance or fraudulent transfer (or any laws of similar application), or (c) enforcing currency controls in any jurisdiction) limiting the amount of financial assistance that any Guarantor is permitted to provide in favor of the Company, then the amount recoverable from such Guarantor under this Guaranty in respect of the Guaranteed Obligations and all other amounts due hereunder shall be limited to the maximum amount permitted under such applicable law; provided that the application of such limitation in any specific case (in respect of the Guaranteed Obligations) shall not restrict or limit the ability of the Buyers, to claim in full the Guaranteed Obligations and all amounts due hereunder against any other Guarantor or against such Guarantor where (a) there is no law, rule or regulation which limits the amount of financial assistance that such Guarantor is permitted to provide in favor of the Company, or (b) there is an applicable exception to any limitation on the amount of financial assistance which such Guarantor is permitted to provide in favor of any of the Company.

     SECTION 3. Indemnity.

     If any or all of the Guaranteed Obligations are not duly performed by the Company and are not performed by any Guarantor under Section 2 for any reason whatsoever, each Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Collateral Agent, for the benefit of each Buyer, from and against all losses resulting from the failure of the Company to duly perform such Guaranteed Obligations.

     SECTION 4. Guaranty Absolute; Continuing Guaranty; Assignments.

     (a) The Guarantors, jointly and severally, guaranty that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Transaction Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Collateral Agent or the Buyers with respect thereto. The obligations of each Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against any Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of any Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives, to the extent permitted by law, any defenses it may now or hereafter have in any way relating to, any or all of the following:

          (i) any lack of validity or enforceability of any Transaction Document or any agreement or instrument relating thereto;

          (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or otherwise;

          (iii) any taking, exchange, release or non-perfection of any collateral with respect to the Guaranteed Obligations, or any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations; or

          (iv) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Collateral Agent or any Buyer or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.

     (b) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until the indefeasible payment in full in cash of all obligations under the Notes (together with any matured indemnification obligations as of the date of such payment, but excluding any inchoate or unmatured contingent indemnification obligations) and payment of all other amounts payable under this Guaranty (excluding any inchoate or unmatured contingent indemnification obligations) and (ii) be binding upon each Guarantor and its respective successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Collateral Agent, the Buyers and their respective successors, and permitted pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under and subject to the terms of any Transaction Document to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Buyer herein or otherwise, in each case as provided in the Securities Purchase Agreement or such Transaction Document. Notwithstanding the foregoing and for the avoidance of doubt, this Guaranty will expire and each Guarantor will be released from its obligation hereunder upon the indefeasible payment in full in cash of all obligations under the Notes (together with any matured indemnification obligations as of the date of such payment, but excluding any inchoate or unmatured contingent indemnification obligations) and payment of all other amounts payable under this Guaranty (excluding any inchoate or unmatured contingent indemnification obligations).

     SECTION 5. Waivers. To the extent permitted by applicable law, each Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Buyers or the Collateral Agent exhaust any right or take any action against any Transaction Party or any other Person or any Collateral (as defined in the Collateral Trust Agreement). Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this Section 5 is knowingly made in contemplation of such benefits. The Guarantors hereby waive any right to revoke this Guaranty, and acknowledge that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

     SECTION 6. Subrogation. No Guarantor may exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of any Guarantor's obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Buyers or the Collateral Agent against any Transaction Party or any other guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until the indefeasible payment in full in cash of all obligations under the Notes (together with any matured indemnification obligations as of the date of such payment, but excluding any inchoate or unmatured contingent indemnification obligations) and payment of all other amounts payable under this Guaranty (excluding any inchoate or unmatured contingent indemnification obligations). If any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to the later of the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be held in trust for the benefit of the Buyers and shall forthwith be paid ratably to the Buyers to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Transaction Document, or to be held as collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) any Guarantor shall make payment to the Buyers of all or any part of the Guaranteed Obligations, and (b) the Buyers receive the indefeasible payment in full in cash of all obligations under the Notes (together with any matured indemnification obligations as of the date of such payment, but excluding any inchoate or unmatured contingent indemnification obligations) and payment of all other amounts payable under this Guaranty (excluding any inchoate or unmatured contingent indemnification obligations), the Buyers will, at such Guarantor's request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from such payment by such Guarantor.

     SECTION 7. Representations, Warranties and Covenants.

     (a) Each Guarantor hereby represents and warrants as of the date first written above as follows:

          (i) Each Guarantor (A) is a corporation, limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization as set forth on the signature pages hereto, (B) has all requisite corporate, limited liability company or limited partnership power and authority to conduct its business as now conducted and as presently contemplated and to execute and deliver this Guaranty and each other Transaction Document to which such Guarantor is a party, and to consummate the transactions contemplated hereby and thereby and (C) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary except where the failure to be so qualified would not result in a Material Adverse Effect.

          (ii) The execution, delivery and performance by each Guarantor of this Guaranty and each other Transaction Document to which such Guarantor is a party (A) have been duly authorized by all necessary corporate, limited liability company or limited partnership action, (B) do not and will not contravene its charter or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement or any other applicable constating documents, or any applicable law or any contractual restriction binding on such Guarantor or its properties do not and will not result in or require the creation of any lien (other than pursuant to any Transaction Document) upon or with respect to any of its properties, and (C) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to it or its operations or any of its properties.

          (iii) No authorization or approval or other action by, and no notice to or filing with, any governmental authority is required in connection with the due execution, delivery and performance by such Guarantor of this Guaranty or any of the other Transaction Documents to which such Guarantor is a party (other than expressly provided for in any of the Transaction Documents).

          (iv) Each of this Guaranty and the other Transaction Documents to which each Guarantor is or will be a party, when delivered, will be, a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or other similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law).

          (v) There is no pending or, to the best knowledge of each Guarantor, threatened action, suit or proceeding against such Guarantor or to which any of the properties of such Guarantor is subject, before any court or other governmental authority or any arbitrator that (A) if adversely determined, could reasonably be expected to have a Material Adverse Effect or (B) relates to this Guaranty or any of the other Transaction Documents to which such Guarantor is a party or any transaction contemplated hereby or thereby.

          (vi) Each Guarantor (A) has read and understands the terms and conditions of the Securities Purchase Agreement, the Notes and the other Transaction Documents, and (B) now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Company and the other Transaction Parties, and has no need of, or right to obtain from the Collateral Agent or any Buyer, any credit or other information concerning the affairs, financial condition or business of the Company or the other Transaction Parties that may come under the control of the Collateral Agent or any Buyer.

     (b) Each Guarantor covenants and agrees that until the indefeasible payment in full in cash of all obligations under the Notes (together with any matured indemnification obligations as of the date of such payment, but excluding any inchoate or unmatured contingent indemnification obligations) and payment of all other amounts payable under this Guaranty (excluding any inchoate or unmatured contingent indemnification obligations), it will comply with each of the covenants (except to the extent applicable only to a public company) which are set forth in Section 4 of the Securities Purchase Agreement as if such Guarantor were a party thereto.

     SECTION 8. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, the Collateral Agent and any Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantors (any such notice being expressly waived by each Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by any Buyer to or for the credit or the account of any Guarantor against any and all obligations of the Guarantors now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not Collateral Agent or any Buyer shall have made any demand under this Guaranty or any other Transaction Document and although such obligations may be contingent or unmatured. Collateral Agent and each Buyer agrees to notify the relevant Guarantor promptly after any such set-off and application made by such Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Collateral Agent or any Buyer under this Section 8 are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Collateral Agent or such Buyer may have under this Guaranty or any other Transaction Document in law or otherwise.

     SECTION 9. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed (by overnight mail or by certified mail, postage prepaid and return receipt requested), telecopied or delivered, if to any Guarantor, to the address for such Guarantor set forth on the signature page hereto, or if to any Buyer, to it at its respective address set forth in the Securities Purchase Agreement; or as to any Person at such other address as shall be designated by such Person in a written notice to such other Person complying as to delivery with the terms of this Section 9. All such notices and other communications shall be effective as set forth in Section 9(f) of the Securities Purchase Agreement.

     SECTION 10. CONSENT TO JURISDICTION; SERVICE OF PROCESS AND VENUE. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS GUARANTY OR ANY OTHER TRANSACTION DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK IN THE COUNTY OF NEW YORK OR OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH GUARANTOR HEREBY IRREVOCABLY ACCEPTS IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE BUYERS TO SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST EACH GUARANTOR IN ANY OTHER JURISDICTION. ANY GUARANTOR HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE JURISDICTION OR LAYING OF VENUE OF ANY SUCH LITIGATION BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. TO THE EXTENT THAT ANY GUARANTOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, EACH GUARANTOR HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS GUARANTY AND THE OTHER TRANSACTION DOCUMENTS.

     SECTION 11. WAIVER OF JURY TRIAL, ETC. EACH GUARANTOR HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM CONCERNING ANY RIGHTS UNDER THIS GUARANTY OR THE OTHER TRANSACTION DOCUMENTS, OR UNDER ANY AMENDMENT, WAIVER, CONSENT, INSTRUMENT, DOCUMENT OR OTHER AGREEMENT DELIVERED OR WHICH IN THE FUTURE MAY BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH, OR ARISING FROM ANY FINANCING RELATIONSHIP EXISTING IN CONNECTION WITH THIS GUARANTY OR THE OTHER TRANSACTION DOCUMENTS, AND AGREES THAT ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY. EACH GUARANTOR CERTIFIES THAT NO OFFICER, REPRESENTATIVE, AGENT OR ATTORNEY OF ANY COLLATERAL AGENT OR BUYER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY BUYER WOULD NOT, IN THE EVENT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM, SEEK TO ENFORCE THE FOREGOING WAIVERS. EACH GUARANTOR HEREBY ACKNOWLEDGES THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE BUYERS ENTERING INTO THE OTHER TRANSACTION DOCUMENTS.

     SECTION 12. Taxes.

     (a) All payments or other transfers of property or rights by any Guarantor to the Buyers in regard or in connection with this Agreement, the other Transaction Documents or any of the Securities (including the payment or the accrual of interest) shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and any other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("Taxes"), of any governmental agency or authority in Barbados, Canada, the Democratic Republic of Congo or the United States of America, and including any stamp taxes or any other similar taxes which may be required for enforcement purposes or any stamp tax due upon issuance of the Common Shares issuable upon exercise of the Warrants. In the event that any withholding or deduction from any interest, distribution, accrual or payment to be made by any Guarantor hereunder, the other Transaction Documents or any of the Securities is required in respect of any Taxes pursuant to any applicable law, rule or regulation (determined, unless otherwise mutually agreed by the Company and the relevant Buyers, on the assumption that the payor is not entitled to determine such withholding or deduction requirement by "looking through" any partnership or other fiscally transparent entity), then such Guarantor shall promptly:

               (1) pay directly or caused to be paid directly to the relevant authority the full amount required to be so withheld or deducted;

               (2) forward to the applicable Buyer an official receipt or other documentation satisfactory to such Buyer evidencing such payment to such authority promptly after receipt of the same; and

               (3) except as provided in (b) below, pay to the applicable Buyer such additional amount or amounts as is necessary to ensure that the net amount actually received by such Buyer will equal the full amount such Buyer would have received had no such withholding or deduction been required.

     (b) The Company and the Subsidiaries will not be required to pay any additional amounts under (a)(3) above to any Buyer, or be obligated to indemnify the Collateral Agent or any Buyer under (d) below, in respect of any Taxes or Further Taxes (as defined below):

               (1) imposed on, or deducted or withheld from, payments in respect of the Securities to a Buyer or a beneficial owner of Securities by reason of the existence of any present or former connection (including, without limitation, carrying on business or having a permanent establishment or fixed base) between such Buyer or beneficial owner (or between a fiduciary, settlor, beneficiary, member, shareholder or other equity owner of, or possessor of power over, such beneficial owner, if such beneficial owner is an estate, trust, partnership, limited liability company, corporation or other entity) and the taxing jurisdiction (including, without limitation, any Taxes imposed on such Buyer or beneficial owner’s net income) other than connections solely arising from such recipient having executed, delivered, become a party to, performed obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced any Securities, or sold or assigned an interest in any Security;

               (2) imposed on or measured by the Buyer’s or beneficial owner’s overall net income or capital, branch taxes or franchise taxes, under the laws of which the Buyer or beneficial owner is organized, centrally managed, controlled or in which it maintains a lending office;

               (3) imposed on, or deducted or withheld from, payments in respect of the Securities to a Buyer or beneficial owner as a result of the failure of such Buyer or beneficial owner to take commercially reasonable steps to comply with any applicable certification, identification, information, documentation, or similar reporting requirements concerning the nationality, residence, entitlement to treaty benefits, identity or connection with the relevant taxing jurisdiction of such Buyer or beneficial owner (except to the extent that such failure to comply arises from the Buyer or beneficial owner not being in possession of sufficient information to effect such compliance); or

               (4) any combination of items (1) through (3).

     (c) Each Guarantor further agrees that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority in Barbados, Canada, the Democratic Republic of Congo or the United States of America, including franchise taxes and taxes imposed on or measured by any Buyer's net income or receipts ("Further Taxes") are directly or indirectly asserted against such Buyer with respect to any payment of any additional amount described in paragraph (a)(3) and received by such Buyer hereunder, such Buyer may pay such Further Taxes and the applicable Guarantor will promptly pay to such Buyer such additional amounts (including all penalties, interest or expenses) that such Buyer specifies as necessary to preserve the after-tax return that such Buyer would have received if such Taxes or Further Taxes had not been imposed.

     (d) If any Guarantor fails to pay any Taxes described in (a), above, when due to the appropriate taxing authority or fails to remit to the applicable Buyer the required receipts or other required documentary evidence for such payment of Taxes or fails to pay to the applicable Buyer the additional amounts as described in (i)(3), above, the Guarantors shall jointly and severally indemnify such Buyer for any incremental Taxes, interest, penalties, unpaid additional amounts, expenses and costs that may become payable or are incurred by such Buyer as a result of any such failure. In addition to the foregoing, the Guarantors hereby jointly and severally indemnify and hold each Buyer harmless for any and all payments made by any Buyer of any Taxes and Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by any Buyer or which may be imposed on any Buyer in connection therewith or any delays in their payment.

     (e) Each Guarantor hereby indemnifies and agrees to hold the Collateral Agent and each Buyer (each an "Indemnified Party") harmless from and against Taxes or Further Taxes imposed by Canada, Barbados, the Democratic Republic of the Congo or the United States of America (and, in the case only of any Taxes or Further Taxes imposed on amounts payable under this Section 12, by any jurisdiction) paid by any Indemnified Party as a result of any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Agreement or any other Transaction Document, and any liability (including penalties, interest and expenses for nonpayment, late payment or otherwise) arising therefrom or with respect thereto, whether or not such Taxes or Further Taxes were correctly or legally asserted. This indemnification shall be paid within 30 days from the date on which such Buyer makes written demand therefor, which demand shall identify the nature and amount of such Further or Other Taxes.

     (f) If any Guarantor fails to perform any of its obligations under this Section 12, such Guarantor shall indemnify the Collateral Agent and each Buyer for any taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantors under this Section 12 shall survive the termination of this Guaranty and the payment of the Obligations and all other amounts payable hereunder.

     SECTION 13. Judgment Currency. If for the purpose of obtaining or enforcing judgment against any Guarantor in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 13 referred to as the "Judgment Currency") an amount due in United States dollars under this Agreement or any other Transaction Documents, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

     (a) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or Toronto, as the case may be, or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

     (b) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 13 being hereinafter referred to as the "Judgment Conversion Date").

     (c) If in the case of any proceeding in the court of any jurisdiction referred to in Section 13(b) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of United States dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

     (d) Any amount due from a Guarantor under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.

     SECTION 14. Miscellaneous.

     (a) Each Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to each Buyer, at such address specified by such Buyer from time to time by notice to the Guarantors.

     (b) No amendment or waiver of any provision of this Guaranty and no consent to any departure by any Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by each Guarantor and each Buyer, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     (c) No failure on the part of the Collateral Agent or any Buyer to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Collateral Agent and the Buyers provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Collateral Agent and the Buyers under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Collateral Agent or any Buyer to exercise any of their respective rights under any other Transaction Document against such party or against any other Person.

     (d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     (e) This Guaranty shall (i) be binding on each Guarantor and its respective successors and assigns, and (ii) inure, together with all rights and remedies of the Collateral Agent and the Buyers hereunder, to the benefit of the Collateral Agent and the Buyers and their respective successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, the Collateral Agent and any Buyer may assign or otherwise transfer its rights and obligations under the Securities Purchase Agreement or any other Transaction Document to any other Person in accordance with the terms thereof, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Collateral Agent or such Buyer, as the case may be, herein or otherwise. None of the rights or obligations of any Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of each Buyer.

     (f) This Guaranty reflects the entire understanding of the transaction contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, entered into before the date hereof.

     (g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

     (h) THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

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IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be executed by its respective duly authorized officer, as of the date first above written.

BANRO CONGO MINING SARL, a Democratic Republic of the Congo corporation

By: “Desire Sangara”
Name: Desire Sangara
Title: Director

Address for Notices:
14, AVENUE SERGEUT MOKE
CONCESSION SAFRICAS
KINSHASA, NGALIEMA, DRC
Facsimile:416-366-7722

LUGUSHWA MINING SARL, a Democratic Republic of the Congo corporation

By: “Desire Sangara”
Name: Desire Sangara
Title: Director

Address for Notices:
14, AVENUE SERGEUT MOKE
CONCESSION SAFRICAS
KINSHASA, NGALIEMA, DRC
Facsimile:416-366-7722

Banro Guaranty

NAMOYA MINING SARL, a Democratic Republic of the Congo corporation

By: “Desire Sangara”
Name: Desire Sangara
Title: Director

Address for Notices:
14, AVENUE SERGEUT MOKE
CONCESSION SAFRICAS
KINSHASA, NGALIEMA, DRC
Facsimile:416-366-7722

TWANGIZA MINING SARL, a Democratic Republic of the Congo corporation

By: “Desire Sangara”
Name: Desire Sangara
Title: Director

Address for Notices:
14, AVENUE SERGEUT MOKE
CONCESSION SAFRICAS
KINSHASA, NGALIEMA, DRC
Facsimile:416-366-7722

KAMITUGA MINING SARL, a Democratic Republic of the Congo corporation

By: “Desire Sangara”
Name: Desire Sangara
Title: Director

Address for Notices:
14, AVENUE SERGEUT MOKE
CONCESSION SAFRICAS
KINSHASA, NGALIEMA, DRC
Facsimile:416-366-7722

Banro Guaranty